NOTIFICATION OF REGISTRATION PURSUANT TO SEC. 8(A)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   TIAA-CREF Life Separate Account VLI-2

Address of Principal Business Office:

730 Third Avenue

New York, NY 10017-3206

Telephone Number: 212-490-9000

Name and Address of Agents for Service of Process:

Anthony Garcia, President and Chief Executive Officer

Linda Dougherty, Vice President and Chief Financial Officer

TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd.

Charlotte, North Carolina 28262

Ken Reitz, Associate General Counsel

TIAA-CREF

8500 Andrew Carnegie Blvd., MS C2-08

Charlotte, North Carolina 28262

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes / /   No / X /

Item 1.   TIAA-CREF Life Separate Account VLI-2

Item 2.   Registrant was organized under the laws of the State of New York on November 15, 2011.

Item 3.   Registrant is organized as a separate account of TIAA-CREF Life Insurance Company.

Item 4.   Registrant is a unit investment trust.

Item 5.   Not applicable.

Item 6.   Not applicable.

Item 7.  Not applicable.

Item 8.  (a) TIAA-CREF Life Insurance Company

730 Third Avenue

New York, NY 10017-3206

(b)

Name and Principal Business Address	Position and Offices with Depositor
Eugene Flood**	Director, Chairman
Matthew Kurzweil*	Director, Vice Chairman
David M. Anderson*	Director
Kathie Andrade***	Director
Elizabeth D. Black	Director
Anthony M. Garcia**	Director, President & Chief Executive Officer
Matthew Halperin****	Director
Nancy Heller*	Director
Eric T. Jones*	Director
Harry I. Klaristenfeld*	Director, Senior Vice President & Chief Actuary
Russell Noles*	Director
Linda Dougherty**	Vice President & Chief Financial Officer
Margarita Echevarria*	Chief Compliance Officer
Jorge Gutierrez*	Vice President, Treasurer
Meredith Kornreich*	Vice President & General Counsel
Lisa Mancini**	Chief Underwriter
Steven Maynard**	Vice President & Chief Operating Officer
Marjorie Pierre-Merritt*	Vice President & Assistant Corporate Secretary
Jeremy Ragsdale**	Managing Director, Product Management

*      The principal business address is 730 Third Avenue, New York, New York 10017-3206

**    The principal business address is 8500 Andrew Carnegie Blvd., Charlotte, North Carolina 28262

***  The principal business address is One Beacon St., Boston, Massachusetts 02108

****The principal business address is 130 Turner St., Waltham, Massachusetts 02453-8901

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York and the State of New York on the 31st day of January, 2012.

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-2

ATTEST:

/s/ Kenneth W. Reitz	By: /s/ Linda S. Dougherty
Name: Kenneth W. Reitz	Name: Linda S. Dougherty
Title: Associate General Counsel	Title: Vice President and Chief Financial Officer
TIAA-CREF Life Insurance Company	TIAA-CREF Life Insurance Company